[Daimler Letterhead]

September 14, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Daimler Retail Receivables LLC Registration Statement on Form S-3 File No. 333-159281

Ladies and Gentlemen:

In accordance with Rule 461 under the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, as Registrant with respect to the above referenced transaction, hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective by 9:00 a.m. (Eastern time) on the morning of September 17, 2009, or as soon as possible thereafter.  We understand that a similar request for acceleration is being furnished to you by the underwriters via their representative, J.P. Morgan Securities Inc.

The Registrant acknowledges and represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The registrant acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  The Registrant further represents that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DAIMLER RETAIL RECEIVABLES LLC

By:	/s/ Marco G. DeSanto
Name : Marco G. DeSanto